SCHEDULE 13D
  				(Amendment No. 6)
            Under the Securities Exchange Act of 1934

                     Landmark Land Company, Inc.
                        (Name of Issuer)

                  Common Stock, $0.50 par value
                   (Title of class of securities)

                            515062107
                         (CUSIP Number)

                       Morris Orens, Esq.
             Shereff, Friedman, Hoffman & Goodman, LLP
                         919 Third Avenue
                    New York, New York  10022
                         (212) 758-9500
   (Name, address and telephone number of person authorized to receive notices and communications)

                       February 13, 1998
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  <PAGE



                          SCHEDULE 13D

CUSIP No. 515062107                               Page 2 of 7
 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,857,315

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,500,140
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,857,315
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,313,680

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    3,357,455

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    41.96%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE




                          SCHEDULE 13D

CUSIP No. 515062107                               Page 3 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Karenina Properties, LLC

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,313,680

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        186,460
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,313,680
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,500,140

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    18.75%

     14        TYPE OF REPORTING PERSON*
                    PN

 SCHEDULE 13D

CUSIP No. 515062107                                   Page 4 of 7 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            20,475

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,500,140
                9   SOLE DISPOSITIVE POWER
  REPORTING          20,475
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,500,140

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,520,615

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     19.00%

     14        TYPE OF REPORTING PERSON*
                    PN
<PAGE



                                                      Page 5 of 7 Pages

To the extent set forth herein, this Amendment No. 6 amends and supplements the statement on Schedule 13D, as amended by amendment nos. 1, 2, 3, 4, and 5 (the "Statement"), filed by the Gotham Partners, L.P. ("Gotham"), Karenina Properties, LLC ("Karenina Properties") and Gotham Partners II, L.P.
("Gotham II" and collectively with Gotham, the "Funds"), relating to the Common Stock, $0.50 par value ("Common Stock" or "Shares"), of Landmark Land Company, Inc., a Delaware corporation (the "Company"). Gotham, Karenina Properties and Gotham II are referred to herein as the "Reporting Persons".

Capitalized terms used herein and not defined herein shall have the meanings given to them in the Statement.


Item 3.		Source and Amount of Funds or Other Consideration

		Item 3 is hereby amended by adding the following:

	Pursuant to the Agreement (as defined in Item 6 below), the Funds finalized their purchase of 1,975,600 shares of Common Stock (the "WFP Shares") from World Financial Properties, L.P. ("WFP") for the sum of $296,340. All of the funds required for these purchases as well as the purchases referenced in Item 5(c) below were obtained from the working capital of Gotham, Karenina Properties and Gotham II, respectively.


Item 5. 		Interest in Securities of the Issuer.

		Item 5 is hereby amended by adding the following:

	The WFP Shares were included in the number of Shares previously reported in the Statement as beneficially owned by the Funds based on the Funds' belief that the agreement forming the basis of the litigation described in Item 6 below was an enforceable agreement for the purchase of the WFP Shares by the Funds. The number of Shares reported as beneficially owned by the Reporting Persons included in this Amendment reflect the transfer of 109,710 shares of the WFP Shares to Spencer Waxman pursuant to an agreement among Mr. Waxman, Gotham and Gotham II, as well as purchases since the last amendment to this Statement. Gotham, Karenina Properties and Gotham II collectively beneficially own 3,377,930 Shares of Common Stock, representing approximately 42.2% of the outstanding Common Stock as of the date of this Statement. Gotham beneficially owns an aggregate of 3,357,455 or 41.96% of the outstanding Shares, of which
(i) 1,857,315 Shares are directly owned by Gotham, (ii) 1,313,680 Shares are indirectly owned by Gotham through Karenina Properties, and (iii) 186,460
Shares are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. Karenina Properties beneficially owns an aggregate of 1,500,140 or 18.75% of the outstanding Shares, of which (i) 1,313,680 Shares are directly owned by Karenina Properties, and (ii) 186,460 Shares are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. Gotham II beneficially owns an aggregate of 1,520,615 or 19.00% of the outstanding
Shares, of which (i) 20,475 Shares are directly owned by Gotham II,(ii) 1,313,680 Shares are indirectly owned by Gotham II through Karenina Properties, and (iii) 186,460 Shares are subject to a proxy granted to Gotham and Karenina Properties by Spencer Waxman. The percentages in this paragraph are calculated based upon 8,001,170 outstanding shares of Common Stock of the Company as reported in the Company's Form 10Q dated September 30, 1991. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham, Karenina Properties and Gotham II).

     (b) Each of Gotham, Karenina Properties and Gotham II has sole power to vote and to dispose of all of the Common Stock directly owned by it. Each of Gotham and Karenina Properties has shared voting powers with respect to the 186,460 shares of Common Stock as to which Mr. Waxman gave them proxy, and Gotham II indirectly shares voting powers of said shares through its ownership of Karenina Properties. Each of Gotham and Gotham II shares the power to vote and dispose of the shares of Common Stock owned by Karenina Properties.

                                                    Page 6 of 7 Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Karenina Properties and Gotham II during the last sixty days. Each of the transactions referenced below was effected on the open-market other than those transfers which are marked by an asterisk which reflect privately negotiated transactions.




                         Shares of Common Stock
Date                      Purchased/(Sold)             Price per Share

Gotham

12/18/97                       200*		               1.000
01/13/98                     3,800*		               1.000
01/30/98                     1,982		                2.125
02/13/98                 1,954,126*		                .150
02/13/98                  (108,590)*		               .000

Karenina Properties

12/18/97                       200*		               1.000
01/13/98                     3,800*		               1.000


Gotham II

12/18/97                       200*		               1.000
01/13/98                     3,800*		               1.000
01/30/98                        18		                2.125
02/13/98                    21,474*		                .150
02/13/98                    (1,120)*		               .000


     Except as described above, none of the Reporting Persons has effected any transactions in the securities of the Company during the past sixty days.

     (d) and (e).  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

		Item 6 is hereby amended by adding the following:

	As previously disclosed in the Statement, on or about August 20, 1997, Gotham commenced an action against WFP in the Supreme Court of the State of New York, County of New York, seeking specific performance of WFP's obligations under a contract between the parties providing for the sale of WFP Shares to Gotham at an agreed upon price, and for related relief. On February 13, 1998, Gotham, Gotham II, and WFP entered into an agreement (the "Agreement"), pursuant to which the parties agreed, among other things, to the settlement of the above-referenced legal action, and the purchase of the WFP Shares by the Funds from WFP for the sum of $296,340. Pursuant to an agreement previously described in this Statement, 109,710 Shares of the WFP Shares have been transferred to Spencer Waxman who has given a proxy for those shares to Gotham and Karenina Properties.

                                                     Page 7 of 7 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 19, 1998

                GOTHAM PARTNERS, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President

		   KARENINA PROPERTIES, LLC


                By: /s/ William A. Ackman
                      William A. Ackman
                      Manager


                GOTHAM PARTNERS II, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: Karenina Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ William A. Ackman
                          William A. Ackman
                          President